Joint Filing Agreement

The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(k)(1). Each of them is responsible for the timely filing of such Schedule 13G, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

In accordance with Rule 13d-1(k)(1) promulgated under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of such Schedule 13G with respect to the Common Stock of the Issuer, beneficially owned by each of them. This Joint Filing Agreement shall be included as an exhibit to such Schedule 13G.

[*Signature Page Follows*]

4903-3579-8661 v.2

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of December 30, 2025.

PROPEL BIO MANAGEMENT LLC

By: _Leen Kawas_
　　─2C1B6B254F1640A...
Name: Leen Kawas
Title:　Managing Member

PROPEL BIO PARTNERS LLC

By: _Leen Kawas_
　　─2C1B6B254F1640A...
Name: Leen Kawas
Title:　Managing Member

RICHARD AND SUZANNE KAYNE LIVING TRUST DTD 01/14/1999

By: RICHARD KAYNE
　　─F214D6615025480...
Name: Richard Kayne
Title:　Trustee

LEEN KAWAS

By: _Leen Kawas_
　　─2C1B6B254F1640A...
Name: Leen Kawas
Title:

RICHARD KAYNE

By: RICHARD KAYNE
　　─F214D6613023480...
Name: Richard Kayne
Title:

13

4903-3579-8661 v.2